UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

DEFENSE INDUSTRIES INTERNATIONAL, INC.
(Name of Issuer)

Common Stock,  par value $0.0001 per share
(Title of Class of Securities)

244632105
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 244632105
1	NAME OF REPORTING PERSON: Joseph Fostbinder (Estate of) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares of Common Stock
	8	SHARED VOTING POWER: 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER: 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER: 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

This final amendment on Schedule 13D/A (the “Amendment”) is being filed to report that the shares of common stock, $0.0001 par value (the “Common Stock”) of  Defense Industries International, Inc., a Nevada corporation (the “Issuer”) owned by the reporting person have been transferred to Achiam Investments Ltd., pursuant to the Share Purchase Agreement, dated October 13, 2010, among Meira Fostbinder (as the heir of Mr. Joseph Fostbinder), Meira Fostbinder, Sharon Fostbinder, Avital Gerson and Achiam Investments Ltd (the “Share Purchase Agreement”).  As a result of this transfer, the reporting person ceased to be the beneficial owner of any shares of the Issuer’s Common Stock.

Item 1.                                Security and Issuer

This Amendment relates to the Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 12 Hamefalsim Street, Petach Tikva, Israel 49514.

Item 2.                                Identity and Background

This  Amendment is being filed by the Estate of  Mr. Joseph Fostbinder, an Israeli citizen.  Until his death, Mr. Fostbinder was the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The business address is 12 Hamefalsim Street, Petach Tikva, Israel  49514.

During the last five years, neither Mr. Fostbinder, nor his heir, Ms. Meira Fostbinder: (1) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration

Not applicable.

Item  4.                                Purpose of Transaction

The purpose of the transaction was to provide for an orderly sale of the shares held by the Estate  of Mr. Joseph Fostbinder and to provide for a transition in management of the Issuer.

As part of the transaction, the following changes to the Issuer's directors and officers occurred on October 13, 2010, the closing date under the Share Purchase Agreement:

●
Meira Fostbinder  resigned as the Issuer's Chairman of the Board of Directors and as Vice President of Finance, Secretary and Treasurer.  Meira Fostbinder also resigned from the Board of Export Erez Ltd.

●	Gil Fostbinder resigned as a member of the Board of Directors of the Issuer. Gil Fostbinder also resigned from the Boards of Mayotex Ltd., Isorad IR Optics Ltd. and Mayosar Technologies Ltd.

●	Uri Nissani was elected as Chairman of the Board of Directors of the Issuer.

●	Yoel Or was elected as a member of Board of Directors of the Issuer.

●	Avi Melamed was elected as a member of the Board of Directors of the Issuer.

Other than those transactions specified above or specified in the Share Purchase Agreement providing for the sale of all of the reporting person’s shares, neither the Estate nor the Executor currently have any plan or proposal, which relates to or would result in:

(a)      the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)      a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)      any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(e)      any material change in the present capitalization or dividend policy of the Issuer;

(f)       any other material change in the Issuer’s business or corporate structure;

(g)      changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                        (j)       any action similar to any of those enumerated above.

Item 5.                                Interest in Securities of the Issuer

(a)           The Estate of Joseph Fostbinder is no longer the beneficial owner of any shares of Common Stock of the Issuer.

(b)           The Estate of Joseph Fostbinder has no power to vote, direct the vote, dispose or direct the disposition of any of the Issuer’s shares of Common Stock.

(c)           See Item 6 describing the Share Purchase Agreement. The Estate of Joseph Fostbinder has not effected any transaction in the Common Stock of the Issuer during the past 60 days, except as disclosed in this Amendment.

        (d)            Not applicable.

(e)           The Estate of Joseph Fostbinder ceased to be the beneficial owner of any shares of the Issuer’s Common Stock on October 13, 2010.

Item 6.                               Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On October 13 2010, Meira Fostbinder (as the heir of the Estate of Joseph Fostbinder), Meira Fostbinder, Sharon Fostbinder and Avital Gerson entered into the Share Purchase Agreement with Achiam Investments Ltd., under which Achiam agreed to purchase and the other parties agreed to sell their shares of Common Stock of the Issuer.

Item 7.                                Material to be filed as Exhibits

A copy of the Share Purchase Agreement is attached as Exhibit 99.1 to the Form 8-K filed by the Issuer on October 18, 2010  and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date:           October 22, 2010

/s/ Meira Fostbinder
Meira Fostbinder, Executor